Rule 424(b)(3)
                                                                   No. 333-76538

                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated May 14, 2002 and the Prospectus Supplement dated February 14, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of February 28, 2003, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after February 28, 2003, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On February 28, 2003, the Company acquired a parcel of land located in Novi, Michigan, a suburb of Detroit, upon which the Fox Run Village Continuing Care Retirement Community is being constructed. The Company will not own the facility. The facility will be owned by a subsidiary of Erickson Retirement Communities, LLC.

         As of February 28, 2003, the Company has committed to acquire 14 additional retirement Properties. There can be no assurance that one or more of these Properties will be acquired by the Company. The 14 Properties are nine Brighton Gardens Properties (one in each of Edgewood, Kentucky; Greenville, South Carolina; Northridge, Rancho Mirage and Yorba Linda, California; Colorado Springs, Denver and Lakewood, Colorado; and Salt Lake City, Utah), the Fairfax by Marriott Property, a continuing care retirement community (in Fort Belvoir, Virginia), a MapleRidge Property (in Palm Springs, California), the Quadrangle by Marriott Property, a continuing care retirement community (in Haverford, Pennsylvania) and two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland). For additional information on these 14 Properties, see the "Business -- Pending Investments" section below.

         As of February 28, 2003, the Company owned interests in 38 Properties and had commitments to acquire 14 additional Properties. Substantially all of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities.

     Of the 38 Properties currently owned by the Company and the 14 Properties for which the Company has entered into initial commitments to acquire as of February 28, 2003, 29 Properties and 12 Properties, respectively, are currently operated by, or are expected to be operated by, Marriott Senior Living Services, Inc. In a press release dated December 30, 2002, Sunrise Assisted Living, Inc. announced it had entered into a definitive agreement with Marriott International, Inc. to acquire all of the outstanding stock of Marriott Senior Living Services, Inc. When the sale of Marriott Senior Living Services, Inc. stock to Sunrise Assisted Living, Inc. is completed, it is expected that the long-term management agreements which the Company's tenants have entered into with Marriott Senior Living Services, Inc. will be assigned to Sunrise Assisted Living, Inc. to operate all of the Company's Properties that are currently operated by Marriott Senior Living Services, Inc. In addition, it is expected that the Company's tenants will enter into long-term management agreements with Sunrise Assisted Living, Inc. to operate 12 of the proposed Properties for which the Company has entered into initial commitments to acquire as of February 28, 2003, and which are expected to be operated by Marriott Senior Living Services, Inc. until the sale of the Marriott Senior Living Services, Inc. stock to Sunrise Assisted Living, Inc. is completed. There can be no assurance that the sale of the Marriott Senior Living Services, Inc. stock to Sunrise Assisted Living, Inc. will be consummated.

         The Board of Directors declared distributions of $0.0589 per Share to stockholders of record on February 1, 2003 payable by March 31, 2003.



March 7, 2003                                      Prospectus Dated May 14, 2002

                                  THE OFFERINGS

GENERAL

         As of February 28, 2003, the Company had received subscriptions from this offering for 37,973,071 Shares totalling $379,730,709 in Gross Proceeds. As of February 28, 2003, the Company had received aggregate subscriptions for 54,444,968 Shares totalling $544,449,683 in gross proceeds, including 120,830 Shares ($1,208,302) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 2000 Offering and this offering. As of February 28, 2003, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $483,100,000. The Company used approximately $327,900,000 of net offering proceeds, $8,100,000 in advances relating to its line of credit and approximately $45,600,000 in Permanent Financing to invest approximately $410,100,000 in 38 retirement Properties. As of February 28, 2003, the Company had repaid the advances relating to its line of credit, had paid approximately $33,500,000 in Acquisition Fees and Acquisition Expenses and had used approximately $400,000 to redeem 44,037 Shares of Common Stock, leaving approximately $113,200,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Fox Run Village Continuing Care Retirement Community located in Novi, Michigan. On February 28, 2003, the Company acquired a parcel of land located in Novi, Michigan, upon which the Fox Run Village Continuing Care Retirement Community is being constructed (the "Novi Property"). The land was purchased from Novi Campus, LLC, a wholly owned subsidiary of Erickson Retirement Communities, LLC, for $17,000,000. The Fox Run Village Continuing Care Retirement Community, once construction is completed, is expected to include 1,497 independent living apartments, 128 assisted living units and 190 skilled nursing units. The Company will not own the buildings and improvements. The buildings and improvements will be owned by Novi Campus, LLC. The Company, as lessor, has entered into a long-term, triple-net lease agreement with Novi Campus, LLC relating to the land. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease are as follows:

o        The initial land lease expires on February 28, 2013.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of five years each.

o The lease requires minimum annual rent of $2,560,000 for the first through fifth lease years with increases of 3% each lease year thereafter.

o A security deposit equal to $1,275,000 has been retained by the Company as security for the tenant's obligations under the lease.

o The tenant will have the option to purchase the land during the lease term for a predetermined purchase price based on the date of such option purchase and other attributes including the amount of the Company's initial investment, consumer price indices and/or the fair market value of the land at the time the option is exercised.

o The Company's lease payments are subordinate to the first mortgage construction financing secured by Erickson to complete the development of the Fox Run Village Continuing Care Retirement Community.

         Erickson Brand. Erickson Retirement Communities currently has ten large scale retirement communities in various stages of development located in Maryland, Massachusetts, Michigan, New Jersey, Pennsylvania and Virginia. Fox Run Village is one of Erickson's communities. In 2001, the American Seniors Housing Association ranked Erickson Retirement Communities as the nation's twelfth largest manager of seniors' housing.

PENDING INVESTMENTS

         As of February 28, 2003, the Company had initial commitments to acquire 14 additional Properties for an aggregate purchase price of approximately $333.7 million. The 14 Properties are nine Brighton Gardens Properties (one in each of Edgewood, Kentucky; Greenville, South Carolina; Northridge, Rancho Mirage and Yorba Linda, California; Colorado Springs, Denver and Lakewood, Colorado; and Salt Lake City, Utah), the Fairfax Property (in Fort Belvoir, Virginia), a MapleRidge Property (in Palm Springs, California), the Quadrangle Property (in Haverford, Pennsylvania) and two Sunrise Properties (one in each of Annapolis and Pikesville, Maryland). The two Sunrise Properties will be acquired from Prime Care Eight, LLC. Six of the Brighton Gardens Properties, the Fairfax Property, the MapleRidge Property and the Quadrangle Property will be acquired from Marriott Senior Living Services, Inc. and its affiliates and the remaining three Brighton Gardens will be acquired from Summit Companies, Inc. The acquisition of each of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business -- Description of Property Leases." In order to acquire these Properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing. The Company plans to assume Permanent Financing of approximately $46.6 million in connection with the acquisition of five of these Properties. The Company also plans to borrow up to $75 million in a revolving line of credit for the acquisition of nine of these Properties. In addition, the Company anticipates that it will assume the obligations of approximately $88.8 million in non-interest bearing bonds payable to certain residents of the Fairfax and the Quadrangle Properties.

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the 14 Properties. More detailed information relating to a Property and its related lease will be provided at such time, if any, as the Property is acquired.

                                           Estimated Purchase       Lease Term and          Minimum Annual
                 Property                         Price             Renewal Options               Rent             Percentage Rent
------------------------------------------- ----------------   -----------------------   ------------------------ -----------------

Brighton Gardens of Edgewood (1) (2) (3)          $54,631     15 years; two ten-year    $4,780 for the first            (12)
Edgewood, KY                                                  renewal options           lease year; $5,190 for
(the "Edgewood Property")                                                               the second lease year;
Existing retirement facility                                                            $5,627 for the third
                                                                                        lease year; increases by
                                                                                        3% each lease year
                                                                                        thereafter (4)

Brighton Gardens of Greenville (1) (2) (3)       $4,132,969   15 years; two ten-year    $361,635, for the first         (12)
Greenville, SC                                                renewal options           lease year; $392,632 for
(the "Greenville Property")                                                             the second lease year;
Existing retirement facility                                                            and $425,696 for the
                                                                                        third lease year;
                                                                                        increases by 3% each
                                                                                        lease year thereafter (4)

Brighton Gardens of Northridge (1) (2) (3)      $14,735,846   15 years; two ten-year    $1,289,387 for the first        (12)
Northridge, CA                                                renewal options           lease year; $1,399,905
(the "Northridge Property")                                                             for the second lease
Existing retirement facility                                                            year; and $1,517,792 for
                                                                                        the third lease year;
                                                                                        increases by 3% each
                                                                                        lease year thereafter (4)

Brighton Gardens of Rancho Mirage (1) (2) (3)   $16,433,657   15 years; two ten-year    $1,437,945 for the first        (12)
Rancho Mirage, CA                                             renewal options           lease year; $1,561,197
(the "Rancho Mirage Property")                                                          for the second lease
Existing retirement facility                                                            year; and $1,692,667 for
                                                                                        the third lease year;
                                                                                        increases by 3% each
                                                                                        lease year thereafter (4)

Brighton Gardens of Salt Lake City (1) (3) (5)  $15,028,664   15 years; two ten-year    $1,540,438 for the first        (13)
Salt Lake City, UT                                            renewal options           lease year; increases by
(the "Salt Lake City Property")                                                         3% each lease year
Existing retirement facility                                                            thereafter (4)




                                             Estimated Purchase     Lease Term and              Minimum Annual
                Property                           Price            Renewal Options                 Rent             Percentage Rent
-------------------------------------------- ----------------- ------------------------  -------------------------- ----------------

Brighton Gardens of Yorba Linda (1) (3) (5)     $13,483,926     15 years; two ten-year     $1,382,102 for the first        (13)
Yorba Linda, CA                                                 renewal options            lease year; increases by
(the "Yorba Linda Property")                                                               3% each lease year
Existing retirement facility                                                               thereafter (4)

Fairfax (1) (3) (6) (7)                         $96,176,005     15 years; two ten-year     $5,926,346 for the first         N/A
Fort Belvoir, VA                                                renewal options            lease year; increases by
(the "Fort Belvoir Property")                                                              3% each lease year
Existing retirement facility                                                               thereafter; additional
                                                                                           rent of $3,196,500 for
                                                                                           each of the lease years
                                                                                           one through twelve to
                                                                                           retire lifecare bonds (4)
                                                                                           (6)

MapleRidge of Palm Springs (1) (2) (3)           $2,653,469     15 years; two ten-year     $232,179 for the first          (12)
Palm Springs, CA                                                renewal options            lease year; $252,080 for
(the "Palm Springs Property")                                                              the second lease year;
Existing retirement facility                                                               and $273,307 for the
                                                                                           third lease year;
                                                                                           increases by 3% each
                                                                                           lease year thereafter (4)

Quadrangle (1) (3) (6) (7)                      $96,373,200     15 years; two ten-year     $4,709,896 for the first        N/A
Haverford, PA                                                   renewal options            lease year; increases by
(the "Haverford Property")                                                                 3% each lease year
Existing retirement facility                                                               thereafter; additional
                                                                                           rent of $4,201,917 for
                                                                                           each of the lease years
                                                                                           one through twelve to
                                                                                           retire lifecare bonds (4)
                                                                                           (6)

Sunrise of Annapolis (8) (9) (10) (11)          $12,500,000             35 years           $1,400,000; increases by        (14)
Annapolis, MD                                                                              2.5% beginning January 1,
(the "Annapolis Property")                                                                 2004 and each lease year
Existing retirement facility                                                               thereafter (4)





                                                      Estimated Purchase    Lease Term and         Minimum Annual
                      Property                             Price           Renewal Options              Rent         Percentage Rent
--------------------------------------------------- ---------------  ----------------------- ------------------------- -------------

Sunrise of Pikesville (8) (9) (10) (11)                $10,100,000          35 years          $1,131,000; increases by        (14)
Pikesville, MD                                                                                2.5% beginning January
(the "Pikesville Property")                                                                   1, 2004 and each lease
Existing retirement facility                                                                        year thereafter (4)

Brighton Gardens of Colorado Springs (1) (15) (16)     $16,220,000   15 years; two five-year  $1,561,175 in the first         (12)
Colorado Springs, CO                                                      renewal options     lease year; $1,612,000
(the "Colorado Springs Property")                                                             in the second lease
Existing retirement facility                                                                  year; increases by 2.5%
                                                                                              each lease year
                                                                                              thereafter (4)

Brighton Gardens of Denver (1) (15) (16)                17,580,000   15 years; two five-year  $1,692,075 in the first         (12)
Denver, CO                                                                renewal options     lease year; $1,748,000
(the "Denver Property")                                                                       in the second lease
Existing retirement facility                                                                  year; increases by 2.5%
                                                                                              each lease year
                                                                                              thereafter (4)

Brighton Gardens of Lakewood (1) (15) (16)             $18,538,000   15 years; two five-year  $1,784,283 in the first         (12)
Lakewood, CO                                                              renewal options     lease year; $1,840,000
(the "Lakewood Property")                                                                     in the second lease
Existing retirement facility                                                                  year; increases by 2.5%
                                                                                              each lease year
                                                                                              thereafter (4)

------------------------
FOOTNOTES:

(1) It is expected that this Property will be operated and managed by Marriott Senior Living Services, Inc.; however, see the discussion regarding Sunrise Assisted Living, Inc.'s December 30, 2002 press release on page 1.

(2) The leases for the Edgewood, Greenville, Northridge, Rancho Mirage and Palm Springs Properties are expected to be with Eleven Pack Management Corp., as lessee, which is the tenant for the Bellevue, Oklahoma City, Santa Rosa, Atlanta, Lynnwood and Snohomish Properties that are currently owned by the Company. These leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these Properties are expected to contain pooling terms, meaning that net operating profits with respect to all of the Properties are combined for the purpose of funding rental payments due under each lease.

(3) In connection with the acquisition of the Edgewood, Greenville, Northridge, Rancho Mirage, Salt Lake City, Yorba Linda, Fort Belvoir, Palm Springs and Haverford Properties, the Company plans to obtain a two-year, $75 million revolving line of credit which is expected to be secured by the Prime Care Portfolio Properties. It is expected that the line of credit will bear interest at 30-day LIBOR plus 250 basis points. Interest only payments are expected to be payable monthly.

(4)      Based on estimated purchase price.

(5) The leases for the Salt Lake City and Yorba Linda Properties are expected to be with Eight Pack Management Corp., as lessee, which is the tenant for the Hoffman Estates, Tulsa, Hemet, Plymouth, Willoughby and Little Rock Properties currently owned by the Company. These leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these Properties are expected to contain pooling terms, meaning that net operating profits with respect to all of the Properties are combined for the purpose of funding rental payments due under each lease.

(6) The leases for the Fort Belvoir and Haverford Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these two Properties are expected to contain pooling terms, meaning that net operating profits with respect to both Properties are combined for the purpose of funding rental payments due under each lease.

(7) It is expected that the Company will assume the obligations of the current owner of the Fort Belvoir and Haverford Properties under non-interest bearing bonds payable to certain retirement facility residents in the principal amount of $88,781,000. It is expected that the bonds will mature over a 12-year period. The proceeds from new bonds issued by the operator, and subsequently assumed by the Company, will be used to fund additional rent payable under the leases. Additional rent is defined as equaling 100% of the proceeds received by the operator from the issuance of new bonds.

(8) The leases for the Annapolis and Pikesville Properties are expected to be with the same unaffiliated lessee. The leases are expected to contain provisions that allow the lessee to elect to purchase the Properties at the end of the term for a predetermined amount. The leases are expected to also permit the Company to require the lessee to purchase the Properties at the end of the lease terms for the same predetermined amount. The leases are expected to be treated as financing leases for both financial reporting and tax accounting purposes.

(9) It is expected that this Property will be operated and managed by Sunrise Assisted Living, Inc.

(10) It is expected that the Company will assume the obligations of the current owner of the Annapolis and Pikesville Properties under a mortgage note secured by the Properties payable to a commercial bank in the principal amount of $20.6 million with an interest rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time.

(11) Audited financial statements that present the historical operating results of these Properties are included in the Addendum to Appendix B of the Prospectus Supplement dated February 14, 2003 as Prime Care Eight, LLC. The purchase of the Properties by the Company is subject to acceptance by the Properties' current lender of the Company's assumption of the existing first mortgage debt secured by the Properties as well as certain concessions from others. Based on the Company's due diligence and underwriting procedures, management anticipates that the net operating income generated from the Properties together with an aggregate $500,000 tenant guarantee to fund any operating shortfalls related to the Prime Care Eight, LLC Properties will be sufficient to fund amounts due under the terms and conditions of the direct financing leases.

(12) It is expected that the lease will require additional rent in an amount equal to the difference between 14% of the Company's investment basis in the Property and minimum annual rent payable each lease year. For purposes of the additional rent calculation, the Company's investment basis equals the product of the Property's purchase price times 1.0075.

(13) It is expected that the lease will require additional rent in an amount equal to the difference between 14% of the Company's investment basis in the Property and minimum annual rent payable each lease year until minimum annual rent exceeds 14% of the Company's investment basis. For purposes of the additional rent calculation, the Company's investment basis equals the product of the Property's purchase price times 1.01.

(14) It is expected that percentage rent will be payable based on various predetermined percentages of the facilities' gross revenues with respect to achieving certain average annual occupancy level thresholds.

(15) The leases for the Colorado Springs, Denver and Lakewood Properties are expected to be with Summit Companies, Inc., as lessee. These leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these Properties are expected to contain pooling terms, meaning that net operating profits with respect to all Properties are combined for the purpose of funding rental payments due under each lease.

(16) In connection with the acquisition of the Colorado Springs, Denver and Lakewood Properties, the company plans to borrow $26 million under a two-year mortgage loan collateralized by these three Properties. It is expected that the loan will bear interest at a rate of 30-day LIBOR plus 325 basis points, with a minimum interest rate of 5%, and will require monthly principal and interest payments.

    Edgewood Property. The Edgewood Property, which opened in April 2000, is the Brighton Gardens of Edgewood located in Edgewood, Kentucky. The Edgewood
Property includes 93 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The Property is located 14 miles southwest of downtown Cincinnati, Ohio and is within five miles of a hospital and retail and dining areas.

    Greenville Property. The Greenville Property, which opened in January 2000, is the Brighton Gardens of Greenville located in Greenville, South Carolina. The Greenville Property includes 94 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located in east Greenville and is within three miles of retail and dining areas.

    Northridge Property. The Northridge Property, which opened in December 2001, is the Brighton Gardens of Northridge located in Northridge, California. The Northridge Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located in a northwestern suburb of Los Angeles, near San Fernando. The Property is within four miles of a hospital and retail and dining areas.

    Rancho Mirage Property. The Rancho Mirage Property, which opened in November 2000, is the Brighton Gardens of Rancho Mirage located in Rancho Mirage, California. The Rancho Mirage Property includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located near retail and dining areas and is across the street from a medical center.

    Salt Lake City Property. The Salt Lake City Property, which opened in April 2000, is the Brighton Gardens of Salt Lake City located in Salt Lake City, Utah. The Salt Lake City Property includes 98 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located on the outskirts of downtown Salt Lake City and is less than one mile from a medical center and retail and dining areas.

    Yorba Linda Property. The Yorba Linda Property, which opened in July 2000, is the Brighton Gardens of Yorba Linda located in Yorba Linda, California. The Yorba Linda Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 45 skilled nursing units. The Property is located in a southeastern suburb of Los Angeles and is near retail and dining areas and within two miles from a medical center.

    Fort Belvoir Property. The Fort Belvoir Property, which opened in July 1989, is the Fairfax by Marriott, a continuing care retirement community, located in Fort Belvoir, Virginia. The Fort Belvoir Property includes 382 independent living units, 45 assisted living units and 60 skilled nursing units. The Property is located in northern Virginia and is within two miles of retail and dining areas and within five miles of a hospital.

    Palm Springs Property. The Palm Springs Property, which opened in December 1999, is the MapleRidge of Palm Springs located in Palm Springs, California. The Palm Springs Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Property is located in a residential area less than a mile from retail and dining areas and is within three miles of a medical center.

    Haverford Property. The Haverford Property, which opened in June 1989, is the Quadrangle by Marriott, a continuing care retirement community, located in Haverford, Pennsylvania. The Haverford Property includes 349 independent living units, 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 78 skilled nursing units. The Property is located outside Philadelphia and is within five miles of retail and dining areas and is within three miles of three hospitals.

    Annapolis Property. The Annapolis Property, which opened in November 1995, is the Sunrise of Annapolis located in Annapolis, Maryland. The Annapolis Property includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Property is located southeast of Baltimore.

    Pikesville Property. The Pikesville Property, which opened in May 1996, is the Sunrise of Pikesville located in Pikesville, Maryland. The Pikesville
Property includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders. The Property is located in a northern suburb of Baltimore.

    Colorado Springs Property. The Colorado Springs Property, which opened in October 1999, is the Brighton Gardens of Colorado Springs located in Colorado Springs, Colorado. The Colorado Springs Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Property is located near all necessary retail and professional services.

    Denver Property. The Denver Property, which opened in October 1999, is the Brighton Gardens of Denver located in Denver, Colorado. The Denver Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Property is located near all necessary retail and professional services.

    Lakewood Property. The Lakewood Property, which opened in August 1996, is the Brighton Gardens of Lakewood located in Denver, Colorado. The Lakewood Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Property is located near all necessary retail and professional services.

    Sunrise Brand. Sunrise Assisted Living, Inc. is one of the nation's oldest and largest providers of assisted living services. The prototypical Sunrise facilities resemble a Victorian mansion and generally have between 70 and 90 beds of assisted living and specialized care for people with memory disorders. According to Sunrise Assisted Living, Inc.'s 2001 Annual Report, Sunrise Assisted Living, Inc. operates 186 residences in the United States, Canada and the United Kingdom, with a combined resident capacity of more than 14,700. As of December 31, 2001, Sunrise Assisted Living, Inc. had 22 additional communities under construction and another 38 communities in some other stage of development. In 2001, the American Seniors Housing Association ranked Sunrise Assisted Living, Inc. as the sixth largest seniors' housing operator in the country.

     In a press release dated December 30, 2002, Sunrise Assisted Living, Inc. announced it had entered into a definitive agreement with Marriott International, Inc. to acquire all of the outstanding stock of Marriott Senior Living Services, Inc. When the sale of Marriott Senior Living Services, Inc. stock to Sunrise Assisted Living, Inc. is completed, it is expected that the long-term management agreements which the Company's tenants have entered into with Marriott Senior Living Services, Inc. will be assigned to Sunrise Assisted Living, Inc. to operate all of the Company's Properties that are currently operated by Marriott Senior Living Services, Inc. In addition, it is expected that the Company's tenants will enter into long-term management agreements with Sunrise Assisted Living, Inc. to operate 12 of the proposed Properties for which the Company has entered into initial commitments to acquire as of February 28, 2003, and which are expected to be operated by Marriott Senior Living Services, Inc. until the sale of the Marriott Senior Living Services, Inc. stock to Sunrise Assisted Living, Inc. is completed. There can be no assurance that the sale of the Marriott Senior Living Services, Inc. stock to Sunrise Assisted Living, Inc. will be consummated.


                                          INDEX TO FINANCIAL STATEMENTS

                                          CNL RETIREMENT PROPERTIES, INC.


                                                                                                            Page
Unaudited Pro Forma Consolidated Financial Information:

     Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2002                                  13

     Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002             14

     Notes to Unaudited Pro Forma Consolidated Financial Statements for the year ended
        December 31, 2002                                                                                    15


                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to (i) the receipt of $102,103,651 in gross offering proceeds from the sale of 10,210,365 additional shares for the period January 1, 2003 through February 28, 2003, the assumption of a $20,600,000 loan under mortgage notes payable, the assumption of $88,781,000 in bonds payable, borrowings of $75,000,000 under a secured revolving line of credit, borrowings of $26,169,000 under a mortgage note payable and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of December 31, 2002, to purchase 15 Properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2002, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on December 31, 2002.

The Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002, includes the historical operating results of the Properties described in (ii) above, as well as 37 properties purchased by the Company prior to December 31, 2002, from the date of their acquisition plus operating results from (A) the later of (i) the date the Properties became operational by the previous owners or (ii) January 1, 2002, to (B) the earlier of (i) the date the Properties were acquired by (or for the pending acquisitions, became probable of being acquired by) the Company or (ii) the end of the pro forma period presented (the "Pro Forma Period").

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002

                                                                                     Pro Forma
                          ASSETS                                 Historical         Adjustments                Pro Forma
                                                             ----------------     ----------------          ---------------

Investment Properties:
     Accounted for using the operating method, net               $272,483,664         $328,410,367   (b)       $584,474,953
                                                                                        13,598,619   (b)
                                                                                       (30,017,697)  (d)
     Accounted for using the direct financing method (c)          115,783,256           22,600,000   (b)        139,889,320
                                                                                         1,506,064   (b)
Cash and cash equivalents                                          40,799,871          102,103,651   (a)          1,171,889
                                                                                      (141,731,633)  (b)
Restricted cash                                                     1,684,684                   --                1,684,684
Notes and other receivables                                         3,192,203                   --                3,192,203
Investment in unconsolidated subsidiary                               154,148                   --                  154,148
Loan costs, net                                                     1,220,108            1,271,266   (b)          2,491,374
Accrued rental income                                               1,472,458                   --                1,472,458
Other assets                                                        4,975,061            4,594,664   (a)          2,962,888
                                                                                         8,497,846   (b)
                                                                                       (15,104,683)  (b)
                                                             ----------------     ----------------          ---------------
                                                                 $441,765,453         $295,728,464             $737,493,917
                                                             ================     ================          ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Line of credit                                                   $    --          $75,000,000   (b)        $75,000,000
     Mortgages payable                                             45,326,677           46,769,000   (b)         92,095,677
     Lifecare bonds payable                                                --           88,781,000   (b)         58,763,303
                                                                                       (30,017,697)  (d)
     Due to related parties                                           347,786           12,762,956   (a)         21,608,588
                                                                                         8,497,846   (b)
     Accounts payable and accrued expenses                          1,337,296                   --                1,337,296
     Security deposits                                              4,866,973                   --                4,866,973
     Rents paid in advance                                             91,432                   --                   91,432
                                                             ----------------     ----------------          ---------------
           Total liabilities                                       51,970,164          201,793,105              253,763,269
                                                             ----------------     ----------------          ---------------

Minority interest                                                         265                   --                      265
                                                             ----------------     ----------------          ---------------

Stockholders' equity:
     Preferred stock, without par value.
        Authorized and unissued 3,000,000 shares                           --                   --                       --
     Excess shares, $0.01 par value per share.
        Authorized and unissued 103,000,000 shares                         --                   --                       --
     Common stock, $0.01 par value per share.
        Authorized 100,000,000 shares; issued
        44,254,603 and outstanding 44,210,556 shares;
        issued 54,464,968 and outstanding 54,420,921
        shares, as adjusted                                           442,106              102,104   (a)            544,210
     Capital in excess of par value                               393,307,990          102,001,547   (a)        487,141,245
                                                                                          8,168,292  (a)
     Accumulated distributions in excess of net earnings           (3,955,072)                  --               (3,955,072)
                                                             ----------------     ----------------          ---------------
           Total stockholders' equity                             389,795,024           93,935,359              483,730,383
                                                             ----------------     ----------------          ---------------
                                                                 $441,765,453         $295,728,464             $737,493,917
                                                             ================     ================          ===============

See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2002

                                                                                 Pro Forma
                                                        Historical              Adjustments               Pro Forma
                                                       -------------          ---------------           -------------

Revenues:
     Rental income from operating leases                 $13,257,739              $48,724,596 (1)         $69,380,752
                                                                                    7,398,417 (2)
     Earned income from direct financing leases (3)        3,519,872               13,474,523 (1)          16,994,395
     Contingent rent                                           7,758                       --                   7,758
     FF&E reserve income                                     153,454                1,320,507 (4)           1,473,961
     Interest and other income                             1,913,205               (1,721,591)(5)             191,614
                                                       -------------          ---------------           -------------
                                                          18,852,028               69,196,452              88,048,480
                                                       -------------          ---------------           -------------
Expenses:
     Interest                                             1,408,611                 6,799,777 (6)          12,321,819
                                                                                    4,113,431 (7)
     General operating and administrative                 1,388,706                        --               1,388,706
     Property expenses                                       23,212                        --                  23,212
     Asset management fees to related party                 770,756                 2,929,480 (8)           3,700,236
      Depreciation and amortization                       3,461,279                12,182,221 (9)          15,643,500
                                                       -------------          ---------------           -------------
                                                          7,052,564                26,024,909              33,077,473
                                                       -------------          ---------------           -------------

Earnings Before Equity in Earnings of
     Unconsolidated Subsidiary and Minority Interest
     in Earnings of Consolidated Joint Ventures          11,799,464               43,171,543              54,971,007

Equity in Earnings of Unconsolidated Subsidiary               5,404                       --                   5,404

Minority Interest in Earnings of Consolidated
     Joint Ventures                                        (433,012)                 433,012 (10)                 --
                                                       -------------         ---------------           -------------

Net earnings                                             $11,371,856             $43,604,555             $54,976,411
                                                       =============         ===============           =============

Net Earnings Per Share of Common
     Stock (Basic and Diluted) (11)                         $   0.52                                         $  1.02
                                                       =============                                   =============

Weighted average Number of Shares of Common
     Stock Outstanding (Basic and Diluted) (11)           22,034,955                                      53,706,215
                                                       =============                                   =============


See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $102,103,651 from the sale of 10,210,365 shares during the period January 1, 2003 through February 28, 2003, and the accrual of $12,762,956 for related acquisition fees of $4,594,664 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $7,657,774 (7.5% of gross proceeds) and marketing support fees of $510,518 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $141,731,633 of cash and cash equivalents, the assumption of a $20,600,000 loan under a mortgage note payable, borrowings of $75,000,000 under a secured revolving line of credit, borrowings of $26,169,000 under a mortgage note payable and the assumption of $88,781,000 in bonds payable to purchase 15 properties for $351,010,367 and to pay loan costs of $1,271,266. Also represents the accrual of $5,479,605 of acquisition fees on permanent financing (4.5% of permanent financing) and $3,018,241 in miscellaneous acquisition costs incurred in conjunction with the purchase of the properties, the reclassification of $754,484 in miscellaneous acquisition costs and $12,844,135 in acquisition fees to properties on operating leases and the reclassification of $294,704 in miscellaneous acquisition costs and $1,211,360 in acquisition fees to net investment in direct financing leases.

                                                                                      Acquisition
                                                                                        Fees and
                                                                                     Closing Costs
                                                                                      Allocated to
                                                                  Purchase Price       Investment             Total
                                                                 ----------------    ---------------     ---------------

         Sunrise in Annapolis, MD                                   $ 12,500,000          $ 843,396        $ 13,343,396
         Sunrise in Pikesville, MD                                    10,100,000            662,668          10,762,668
                                                                 ----------------    ---------------     ---------------
                  Investment in direct financing leases (c)           22,600,000          1,506,064          24,106,064
                                                                 ----------------    ---------------     ---------------

         Brighton Gardens in Edgewood, KY                                 54,631              2,928              57,559
         Brighton Gardens in Greenville, SC                            4,132,969            221,527           4,354,496
         Brighton Gardens in Northridge, CA                           14,735,846            789,841          15,525,687
         Brighton Gardens in Rancho Mirage, CA                        16,433,657            880,844          17,314,501
         Brighton Gardens in Salt Lake City, UT                       15,028,664            949,160          15,977,824
         Brighton Gardens in Yorba Linda, CA                          13,483,926            851,599          14,335,525
         Fairfax in Fort Belvoir, VA                                  96,176,005          2,977,935          99,153,940
         MapleRidge in Palm Springs, CA                                2,653,469            142,227           2,795,696
         Quadrangle in Haverford, PA                                  96,373,200          2,984,041          99,357,241
         Fox Run Village in Novi, MI                                  17,000,000            931,200          17,931,200
         Brighton Gardens in Lakewood, CO                             18,538,000          1,015,597          19,553,597
         Brighton Gardens in Denver, CO                               17,580,000            963,113          18,543,113
         Brighton Gardens in Colorado Springs, CO                     16,220,000            888,607          17,108,607
                                                                 ----------------    ---------------     ---------------

                  Properties subject to operating leases             328,410,367         13,598,619         342,008,986
                                                                 ----------------    ---------------     ---------------

                                                                    $351,010,367        $15,104,683        $366,115,050
                                                                 ================    ===============     ===============

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Balance Sheet:

(c) In accordance with generally accepted accounting principles, leases in which the present value of future minimum lease payments equals or exceeds 90 percent of the value of the related properties are treated as direct financing leases rather than as properties on operating leases. The direct financing leases have initial terms of 35 years and contain provisions that allow the lessees to elect to purchase the properties at the end of the lease term for the Company's initial investment amount. The leases also permit the Company to require the lessees to purchase the properties at the end of the lease term for the same amount. The categorization of the leases has no effect on the rental payments due under the leases.

(d) Represents the assumption of $88,781,000 in non-interest bearing lifecare bonds payable to certain residents of the Fort Belvoir and Haverford Properties. An adjustment of $30,017,697 was made to record the bonds at their estimated present value using a 7% imputed interest rate. It is expected that the lifecare bonds will mature over a 12-year period. The proceeds received from new lifecare bonds issued by the operator will be used to fund additional rent payable under the leases to retire the existing bonds. Additional rent is defined in the lease agreements as equaling 100% of the proceeds received by the operator from the issuance of new lifecare bonds.

Unaudited Pro Forma Consolidated Statement of Earnings:

(1) Represents adjustment to rental income from the operating leases and earned income from the direct financing leases for the properties acquired or made probable by the Company as of February 28, 2003 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

         The following presents the actual date the Pro Forma Properties were acquired by the Company, or became probable of acquisition in the case of the 14 pending acquisitions as of February 28, 2003, as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Earnings.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

                                                                                       Date the Property
                                                                                             Became
                                                                                        Operational as a
                                                                     Date               Rental Property
                                                             Acquired/Probable by        for Pro Forma           Purchase
                                                                  the Company               Purposes               Price
                                                            ----------------------    -------------------     --------------
     Acquired:
         Properties subject to operating leases:
             Holley Court Terrace in Oak Park, IL            February 11, 2002         January 1, 2002          $18,469,275
             Homewood Residence in Coconut Creek, FL         February 11, 2002         January 1, 2002            9,687,563
             Heritage Club in Greenwood Village, CO          March 22, 2002            January 1, 2002           17,865,375
             Brighton Gardens in Camarillo, CA a             May 16, 2002              January 1, 2002           18,694,698
             Brighton Gardens in Towson, MD a                May 16, 2002              January 1, 2002           14,452,319
             MapleRidge in Clayton, OH a                     May 17, 2002              January 1, 2002            8,110,569
             MapleRidge in Dartmouth, MA a                   May 16, 2002              January 1, 2002            9,488,304
             MapleRidge in Elk Grove, CA a                   May 16, 2002              January 1, 2002            8,054,110
             Brooksby Village in Peabody, MA                 October 10, 2002          January 1, 2002           17,383,784
             Homewood Residence in Nashville, TN             November 1, 2002          January 1, 2002            8,957,850
             Brighton Gardens in Bellevue, WA                December 20, 2002         January 1, 2002           10,201,606
             Brighton Gardens in Hoffman Estates, IL         December 20, 2002         January 1, 2002            7,543,752
             Brighton Gardens in Oklahoma City, OK           December 20, 2002         January 1, 2002            3,646,636
             Brighton Gardens in Santa Rosa, CA              December 20, 2002         January 1, 2002           16,748,552
             Brighton Gardens in Tulsa, OK                   December 20, 2002         January 1, 2002            4,684,167
             Brighton Gardens in Atlanta, GA                 December 20, 2002         January 1, 2002            7,374,428
             Hearthside in Lynnwood, WA                      December 20, 2002         January 1, 2002            6,300,000
             Hearthside in Snohomish, WA                     December 20, 2002         January 1, 2002            8,600,000
             MapleRidge in Hemet, CA                         December 20, 2002         January 1, 2002            4,109,688
             MapleRidge in Plymouth, MA                      December 20, 2002         January 1, 2002            4,580,387
             MapleRidge in Willoughby, OH                    December 20, 2002         January 1, 2002            4,930,498
             Pleasant Hills in Little Rock, AR               December 20, 2002         January 1, 2002           10,638,918
             Fox Run Village in Novi, MI                     February 28, 2003         January 1, 2002           17,000,000
         Investments in direct financing leases:
             Brighton Gardens in Brentwood, TN b             September 30, 2002        January 1, 2002            6,349,794
             Brighton Gardens in Atlanta, GA b               September 30, 2002        January 1, 2002            7,654,546
             Brighton Gardens in Charlotte, NC b             September 30, 2002        January 1, 2002            3,218,389
             Brighton Gardens in Chevy Chase, MD b           September 30, 2002        January 1, 2002           19,310,331
             Brighton Gardens in Middletown, NJ b            September 30, 2002        January 1, 2002           11,481,818
             Brighton Gardens in Mountainside, N J b         September 30, 2002        January 1, 2002           12,438,636
             Brighton Gardens in Naples, FL b                September 30, 2002        January 1, 2002            8,002,479
             Brighton Gardens in Raleigh, NC b               September 30, 2002        January 1, 2002            9,655,165
             Brighton Gardens in Stamford, CT b              September 30, 2002        January 1, 2002           13,569,421
             Brighton Gardens in Venice, FL b                September 30, 2002        January 1, 2002            6,523,760
             Brighton Gardens in Winston-Salem, NC b         September 30, 2002        January 1, 2002            7,045,661


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

                                                                                      Date the Property
                                                                                     Became Operational
                                                                                         as a Rental
                                                                    Date              Property for Pro
                                                             Acquired/Probable         Forma Purposes          Purchase
                                                               by the Company                                    Price
                                                            ---------------------    --------------------    --------------
Probable:
      Properties subject to operating leases:
         Brighton Gardens in Edgewood, KY                   December 6, 2002         January 1, 2002             $  54,631
         Brighton Gardens in Greenville, SC                 December 6, 2002         January 1, 2002             4,132,969
         Brighton Gardens in Northridge, CA                 December 6, 2002         January 1, 2002            14,735,846
         Brighton Gardens in Rancho Mirage, CA              December 6, 2002         January 1, 2002            16,433,657
         Brighton Gardens in Salt Lake City, UT             December 6, 2002         January 1, 2002            15,028,664
         Brighton Gardens in Yorba Linda, CA                December 6, 2002         January 1, 2002            13,483,926
         Fairfax in Fort Belvoir, VA                        December 6, 2002         January 1, 2002            96,176,005
         MapleRidge in Palm Springs, CA                     December 6, 2002         January 1, 2002             2,653,469
         Quadrangle in Haverford, PA                        December 6, 2002         January 1, 2002            96,373,200
         Brighton  Gardens in  Colorado  Springs, CO c      February 25, 2003        January 1, 2002            16,220,000
         Brighton Gardens in Denver, CO c                   February 25, 2003        January 1, 2002            17,580,000
         Brighton Gardens in Lakewood, CO c                 February 25, 2003        January 1, 2002            18,538,000
      Investments in direct financing leases:
         Sunrise in Annapolis, MD                           September 3, 2002        January 1, 2002            12,500,000
         Sunrise in Pikesville, MD                          September 3, 2002        January 1, 2002            10,100,000

         a Prior to December 20, 2002, the properties in Camarillo, California; Towson, Maryland; Clayton, Ohio; Dartmouth, Massachusetts; and Elk Grove, California (the "Marriott Portfolio One Properties") were owned through a consolidated joint venture (the "Joint Venture") in which the Company owned a 76.75 percent interest. On December 20, 2002, the Company purchased the remaining 23.25 percent minority interest for $8,500,000. See Note (10).

         b These properties are referred to as the "Prime Care Portfolio Properties."

         c These properties are referred to as the "Summit Properties."

         The adjustment to rental income from operating leases for the year ended December 31, 2002, includes $2,216,648 relating to the Marriott Portfolio One Properties. If the operating cash flows of the Marriott Portfolio One Properties are not sufficient to fund rental payments due under the lease agreements, amounts are required to be funded by Marriott International, Inc. or its subsidiaries under the terms of a rental payment guarantee arrangement. The pro forma adjustment to rental income from operating leases for the year ended December 31, 2002, includes assumed funding amounts under the guarantee of $1,381,000 based on the actual historical operating cash flows of the Marriott Portfolio One Properties during the Pro Forma Periods.

         Certain leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the Pro Forma Properties.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

(2) Represents additional rent payable under the terms of the Fort Belvoir and Haverford Properties leases related to the retirement of the lifecare bonds payable described in Note (d) under "Unaudited Pro Forma Consolidated Balance Sheet" above. Proceeds from the issuance of new bonds by the operator will be used to fund additional rent payable under the leases to retire the existing lifecare bonds payable. Additional rent is defined in the lease agreements as equaling 100% of the proceeds received by the operator from the issuance of new lifecare bonds. It is expected that the lifecare bonds will mature over a 12-year period.

(3) See Note (c) under "Unaudited Pro Forma Consolidated Balance Sheet" above.

(4) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to certain Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company.

(5) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts after the purchase of the Pro Forma Properties. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two percent per annum by the Company during the year ended December 31, 2002.

(6) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:

                                                                                  Pro Forma
                                                                                  Adjustment
                                                                                 for the Year
                                                                                Ended December
                                Mortgage Loan          Interest Rate               31, 2002
                               --------------     -------------------------    ----------------
         Holley Court          $12,974,397        Floating at 350 basis            $89,626
         Terrace in Oak                           points over the 30-day
         Park, IL,                                LIBOR, with a LIBOR
         maturing October                         floor of 3.50.  If
         2003                                     30-day LIBOR falls
                                                  below 2.60, interest
                                                  rate will be 30-day
                                                  LIBOR plus 440 basis points.
                                                  During the Pro Forma Period,
                                                  the interest rate varied from
                                                  6.23% to 6.28%.

         Marriott              $23,520,000        Floating at 186 basis            $381,186
         Portfolio One                            points over the rate of
         Properties                               commercial paper
         maturing                                 graded A1 by Standard
         June 2007                                & Poors or F1 by Fitch
                                                  IBCA.  During the Pro
                                                  Forma Period, the
                                                  interest rate varied from
                                                  2.63% to 3.81%.


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

                                                                                      Pro Forma
                                                                                      Adjustment
                                                                                     for the Year
                                 Mortgage Loan                                    Ended December 31,
                                                         Interest Rate                   2002
                                 ---------------    -------------------------     -------------------
         Sunrise in              $20,600,000        7.83%, with principal             $1,410,886
         Annapolis and                              and interest payable
         Pikesville, MD,                            monthly.
         maturing December
         2008

         Heritage Club in        $9,100,000         6.50%, with principal              $386,404
         Greenwood Village,                         and interest payable
         CO, maturing                               monthly.
         December 2006

         Prime Care              $75,000,000        Floating at 250 basis             $3,223,000
         Portfolio                                  points over the 30-day
         Properties,                                LIBOR.  During the Pro
         maturing two years                         Forma Period, the
         from funding date                          interest rate varied
                                                    from 3.88% to 4.38%.

         Summit Properties,      $26,169,000        Floating at 325 basis             $1,308,675
         maturing two years                         points over the 30-day
         from funding date                          LIBOR with a minimum
                                                    interest rate of 5% and
                                                    principal and interest
                                                    payable monthly.
                                                    During the Pro Forma
                                                    Period, the interest
                                                    rate varied from 5.0%
                                                    to 5.13%
                                                                                  -------------------

                                                                                      $6,799,777
                                                                                  ===================

         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $192,090 for the year ended December 31, 2002.

(7) Represents adjustment to interest expense for imputed interest on non-interest bearing lifecare bonds described in Note (d) under "Unaudited Pro Forma Consolidated Balance Sheet" above. Interest was imputed on these obligations using a 7% interest rate based on a 12-year amortization.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

(8) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(9) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $11,790,772 for the year ended December 31, 2002. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $391,449 for the year ended December 31, 2002, on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties accounted for as operating leases:

                                                                 Land             Building            FF&E
                                                            ---------------    ---------------    --------------

         Holley Court Terrace in Oak Park, IL                  $ 2,144,134        $16,918,724          $447,007
         Homewood Residence in Coconut Creek, FL                 1,682,701          7,981,073           559,197
         Heritage Club in Greenwood Village, CO                  1,964,700         17,943,422           942,063
         Brighton Gardens in Camarillo, CA                       2,486,381         16,852,469           541,453
         Brighton Gardens in Towson, MD                            989,914         14,375,847           355,731
         MapleRidge in Clayton, OH                                 813,317          7,656,922           209,314
         MapleRidge in Dartmouth, MA                               920,430          9,028,929           205,663
         MapleRidge in Elk Grove, CA                               811,596          7,571,613           217,689
         Brooksby Village in Peabody, MA                        18,345,033                 --                --
         Homewood Residence in Nashville, TN                       463,957          8,350,191           631,429
         Brighton Gardens in Bellevue, WA                        2,164,828          8,360,448           502,884
         Brighton Gardens in Hoffman Estates, IL                 1,724,422          5,843,963           512,316
         Brighton Gardens in Oklahoma City, OK                     784,454          2,701,571           444,105
         Brighton Gardens in Santa Rosa, CA                      2,161,222         15,025,466           586,516
         Brighton Gardens in Tulsa, OK                           1,538,284          2,987,889           512,425
         Brighton Gardens in Atlanta, GA                         1,772,658          5,652,512           446,313
         Hearthside in Lynnwood, WA                              1,529,738          5,175,159           124,291
         Hearthside in Snohomish, WA                               645,494          8,559,082           109,911
         MapleRidge in Hemet, CA                                 1,175,581          2,891,964           365,263
         MapleRidge in Plymouth, MA                              1,090,254          3,460,628           393,579
         MapleRidge in Willoughby, OH                            1,090,639          3,886,167           345,981
         Pleasant Hills in Little Rock, AR                         523,295         10,457,948           370,052
         Brighton Gardens in Edgewood, KY                           57,559                 --                --
         Brighton Gardens in Greenville, SC                        435,450          3,701,322           217,724
         Brighton Gardens in Northridge, CA                      1,552,568         13,196,834           776,285
         Brighton Gardens in Rancho Mirage, CA                   1,731,450         14,717,326           865,725
         Brighton Gardens in Salt Lake City, UT                  1,597,782         13,581,150           798,892
         Brighton Gardens in Yorba Linda, CA                     1,433,553         12,185,196           716,776
         Fairfax in Fort Belvoir, VA                             9,915,394         84,280,850         4,957,696


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

                                                                 Land              Building              FF&E
                                                            ----------------    ----------------    ---------------

         MapleRidge in Palm Springs, CA                          $  279,570         $ 2,376,341          $ 139,785
         Quadrangle in Haverford, PA                              9,935,724          84,453,655          4,967,862
         Fox Run Village in Novi, MI                             17,931,200                  --                 --
         Brighton Gardens in Colorado Springs, CO                 1,710,861          14,542,316            855,430
         Brighton Gardens in Denver, CO                           1,854,311          15,761,646            927,156
         Brighton Gardens in Lakewood, CO                         1,955,360          16,620,557            977,680
                                                            ----------------    ----------------    ---------------

         Total                                                  $97,213,814       $ 457,099,180        $25,024,193
                                                            ================    ================    ===============

(10)     Represents  adjustment  to minority  interest  for the  purchase of the
         23.25 percent minority interest in a Joint Venture in which the Company initially owned a 76.75% interest.

(11) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 2002. As a result of receipt of gross proceeds from the sale of shares during the period January 1, 2003 through February 28, 2003, as described in Note (a) above, which were available to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the year ended December 31, 2002.

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
          OF PROPERTIES ACQUIRED OR MADE PROBABLE FROM JANUARY 30, 2003
                            THROUGH FEBRUARY 28, 2003
                For the Year Ended December 31, 2002 (Unaudited)

         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property in which the Company had acquired or had entered into initial commitments to acquire as of February 28, 2003. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2002, and (ii) had been operational during the period January 1, 2002 through December 31, 2002. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired or made probable prior to January 30, 2003, see Appendix E to the Prospectus dated May 14, 2002 and the Prospectus Supplement dated February 14, 2003.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                     Fox Run Village          Brighton Gardens           Brighton Gardens         Brighton Gardens
                                     Continuing Care            by Marriott                by Marriott               by Marriott
                               Retirement Community (7)     Colorado Springs (8)            Denver (8)              Lakewood (8)
                               ------------------------  -------------------------  ------------------------  ----------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:

Rental Income (1)                    $2,560,000                 $1,561,175                  $1,692,075             $1,784,283

Asset Management Fees (2)             (102,000)                    (97,320)                   (105,480)              (111,228)

Interest Expense (3)                        --                    (405,570)                   (439,576)              (463,529)

General and Administrative
    Expenses (4)                      (204,800)                   (124,894)                   (135,366)              (142,743)
                                ------------------------  -------------------------  ------------------------  ---------------------

Estimated Cash Available from
    Operations                       2,253,200                     933,391                   1,011,653               1,066,783

Depreciation and Amortization
    Expense (5) (6)                         --                    (703,141)                   (762,098)               (803,628)
                                ------------------------  -------------------------  ------------------------  ---------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                   $2,253,200                   $230,250                    $249,555                $ 263,155
                                ========================  =========================  ========================  =====================


                                 See Footnotes

                                                      Total
                                            ---------------------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:

Rental Income (1)                                  $7,597,533

Asset Management Fees (2)                            (416,028)

Interest Expense (3)                               (1,308,675)

General and Administrative
    Expenses (4)                                     (607,803)
                                              ----------------

Estimated Cash Available from
    Operations                                      5,265,027

Depreciation and Amortization
    Expense (5) (6)                                (2,268,867)
                                              ----------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                                 $2,996,160
                                              ================






                                  See Footnotes

FOOTNOTES:

(1) Rental income on operating leases does not include percentage or additional rents which will become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation" in the Prospectus dated May 14, 2002.

(3) The Company is expected to borrow $26 million under a two-year mortgage loan secured by the Colorado Springs, Denver and Lakewood Properties. It is expected that the loan will bear interest at a rate of 30-day LIBOR plus 325 basis points, with a minimum interest rate of 5%, and will require monthly principal and interest payments.

(4) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(5) Loan costs of $261,690 relating to the anticipated borrowings under the $26 million loan with respect to the Colorado Springs, Denver and Lakewood Properties have been amortized under the straight-line method over the term of the loan.

(6) The federal tax basis of the depreciable portion of the Property and the number of years the assets have been depreciated on the straight-line method are as follows:

                                                                                       Furniture and
                                                                  Building               Fixtures
                                                                (27.5 years)           (5-15 years)
                                                               ---------------        ----------------

                   Colorado Springs                              $14,542,316              $ 855,430
                   Denver                                         15,761,646                927,156
                   Lakewood                                       16,620,557                977,680

(7)      The lease for this Property is a land lease only.

(8) The leases for the Colorado Springs, Denver and Lakewood Properties are expected to be with the same unaffiliated lessee. The leases are expected to be cross-collateralized and cross-defaulted. In addition, the leases for these three Properties are expected to contain pooling terms, meaning that net operating profits with respect to both Properties are combined for the purpose of funding rental payments due under the lease.